FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 13, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE: SIG and NYSE: SIG) Christmas Trading Statement
Embargoed until 12.30 p.m. (GMT)	13 January 2005

CHRISTMAS LIKE FOR LIKE SALES UP 3.7%
2004/05 PROFIT BEFORE TAX EXPECTED TO BE £209m TO £215m

Like for like sales 9 weeks to 1 January 2005
Group	up 3.7%
US	up 4.9%
UK	up 1.5%
Like for like sales 48 weeks to 1 January 2005
Group	up 5.1%
US	up 6.0%
UK	up 3.1%

COMMENT

Terry Burman, Group Chief Executive, commented: "Group like for like sales increased by 3.7% over the Christmas period building on the strong growth record of recent years. The Group did not participate in the higher level of discounting that was generally evident on both sides of the Atlantic and gross margin was broadly maintained during the period. Profit before tax for 2004/05 is currently expected to be in the range of £209 million to £215 million, in line with market expectations, after taking account of the further weakening of the US dollar during December.

Our US business again significantly outperformed its main competition. Like for like sales rose by 4.9% despite very challenging comparatives. Total dollar sales were up by 8.3%. A higher level of television advertising and the continuing implementation of our proven strategy contributed to the sales increase. Jared, the off-mall destination superstore concept, performed particularly well and Kay further enhanced its position as the number one speciality jewellery brand in the US.

The UK business, which was also up against very strong comparatives, increased like for like sales by 1.5% in the nine week period. The drive to increase diamond participation in the sales mix showed further success. Ernest Jones maintained its excellent growth record with like for like sales up by 3.3%. H.Samuel also outperformed the general retail market."

Enquiries:

Terry Burman, Group and US Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959
Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,758 speciality retail jewellery stores at 1 January 2005; these included 1,153 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At the same date Signet also operated 605 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

Group

Like for like sales increased by 3.7% in the nine week period to 1 January 2005. Total sales were up by 6.1% at constant exchange rates and by 0.1% on a reported basis (Note 1). In both the US and the UK sales growth was stronger closer to Christmas.

In the 48 weeks to 1 January 2005 like for like sales rose by 5.1%. Total sales increased by 7.8% at constant exchange rates and by 0.2% on a reported basis.

Profit before tax for 2004/05 is currently expected to be within the range of £209 million to £215 million, in line with market expectations after taking account of the further weakening of the US dollar during December. For the year as a whole the devaluation of the US dollar is likely to have adversely impacted profit before tax by some 7% reflecting the movement in the average exchange rate from $1.68/£ in 2003/04 to c. $1.86/£ in 2004/05.

The Group's balance sheet remains strong. Cash flow for the full year is expected to be broadly neutral. An increased level of capital expenditure was incurred to support the Group's growth strategy.

United States (circa 68% of Group annual sales)

In the nine week period to 1 January 2005 US like for like sales rose by 4.9% notwithstanding very challenging comparatives. Total sales at constant exchange rates rose by 8.3% but declined by 0.8% on a reported basis.

In an uncertain retail environment, the business continued to benefit from the implementation of its proven growth strategy. The Leo diamond and fashion gold jewellery categories performed well. It is expected that the gross margin will have eased slightly as planned; commodity cost increases and mix changes were largely offset by action on prices, supply chain improvements and other management initiatives. The credit portfolio bad debt percentage during the Christmas period is expected to be in line with the average for the same period in recent years.

In the 48 weeks to 1 January 2005 like for like sales increased by 6.0%, with total sales up by 10.4% at constant exchange rates but down by 0.9% on a reported basis.

United Kingdom (circa 32% of Group annual sales)

In the nine week period to 1 January 2005, against the background of a weaker retail environment and strong prior year comparatives, UK like for like sales rose by 1.5% and total sales by 1.8%.

The range of initiatives which have considerably strengthened the business in recent years again helped drive performance. The key objective, to increase the participation of diamonds in the product mix, showed further success in both H.Samuel and Ernest Jones. Pricing discipline was maintained and the gross margin is expected to be somewhat ahead of last year.

In the 48 weeks to 1 January 2005 like for like sales increased by 3.1% and total sales by 2.7%.

The breakdown of UK like for like sales performance is shown below:

	Ernest Jones	H.Samuel	UK
Period	(c. 14% of Group)	(c. 18% of Group)	(c. 32% of Group)
9 weeks to 1 Jan. 2005	+3.3%	+0.2%	+1.5%
48 weeks to 1 Jan. 2005	+4.9%	+1.8%	+3.1%

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

UK dial-in:	+44 (0) 20 7019 9526
US dial-in:	+1 718 354 1172
UK 48hr. replay:	+44 (0) 20 7984 7578	Pass code:	878783
US 48hr. replay:	+1 718 354 1112	Pass code:	878783

Signet will be presenting at the Dresdner Kleinwort Wasserstein Conference in London on Thursday 27 January 2005. Fourth quarter sales figures are expected to be announced on 3 February 2005.

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales growth at constant exchange rates is shown below.

9 weeks to 1 January 2005	Growth at actual exchange rates %	Impact of exchange rate movement %	Growth at constant exchange rates (non-GAAP) %
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	1.8	-	1.8
US	(0.8) 0.1	9.1 6.0	8.3 6.1

48 weeks to 1 January 2005	Growth at actual exchange rates %	Impact of exchange rate movement %	Growth at constant exchange rates (non-GAAP) %
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	2.7	-	2.7
US	(0.9) 0.2	11.3 7.6	10.4 7.8

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2003/4 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   January 13, 2005